UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs Protocol of Intentions with the Government of Rio de Janeiro

—

Rio de Janeiro, June 18, 2024 - Petróleo Brasileiro S.A.- Petrobras informs that on Tuesday (18/6) it signed a Protocol of Intentions with the Government of the State of Rio de Janeiro to State of Rio de Janeiro to carry out joint studies to feasibility of implementing an offshore wind energy pilot project. project. The agreement provides for the establishment of cooperation mechanisms, with the alignment of the project with state programs and policies and the promotion of actions to improve the the region where the pilot will be implemented.

The construction of a pilot wind generation project offshore Rio de Janeiro will make it possible to test and qualify new technologies. This will help to define elements for increasing competitiveness and the main challenges to be overcome for the development of future projects on a commercial scale.  Various aspects of offshore wind generation will be assessed in order to identify its bottlenecks and technical challenges, taking into account the particularities of one of the regions in the country with the greatest potential for offshore generation, which also has the potential to be integrated with the decarbonization of Petrobras' E&P activities.  Since 2020, the company has already been carrying out a campaign to measure wind potential using Lidar (Light Detection and Ranging) technology on the Autonomous Drilling Platform (PRA-1) in the Campos Basin.

The cooperation with the state of Rio de Janeiro protocol of intent published on December 3, 2023, for the joint evaluation of the pilot implementation of a CO2 capture and storage hub (CCUS) regarding the development of a project in the north of Rio de Janeiro with the capacity to store 100,000 tons of CO2 per year.

Material facts will be discloses to the market on a timely basis.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer